WRITER'S DIRECT DIAL
(852) 3551-8690

WRITER'S E-MAIL ADDRESS
ning.zhang@morganlewis.com

June 17, 2022

VIA EDGAR

Ms. Aamira Chaudhry

Mr. Lyn Shenk

Ms. Cara Wirth

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ATA Creativity Global
Form 20-F for the Fiscal Year Ended December 31, 2021
File No. 001-33910
Comment Letter dated June 5, 2022

Ladies and Gentlemen:

On behalf of ATA Creativity Global (the “Company”), set forth below are the Company’s responses to your comment letter dated June 6, 2022 (the “Letter”).  Same as the Company’s responses dated May 2, 2022 to your comment letter dated April 26, 2022, the Company prepared the below responses to the comments from the Commission’s staff (the “Staff”) based on its disclosures in the above-referenced Form 20-F (the “2021 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2022 and have reflected the Staff’s previous comments received before its filing date.  The Company also undertakes to reflect the revised disclosures proposed below (as may be further updated based on the Staff’s further comment, if any) in its future Registration Statement (if any) to be filed after the date hereof (the “Registration Statement”) and/or its Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Louise Liu (New York), Hong Kong

Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

Christopher Wells (California), and Ning Zhang (New York)

+852.3551.8500
+852.3006.4346

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

June 17, 2022 - Page 2

For your convenience, we have reproduced the comments from the Staff in bold and Italic in front of the related response.  All references in the Company’s responses to pages and captioned sections are to the 2021 Form 20-F.  Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2021 Form 20-F.

June 17, 2022 - Page 3

Response dated May 2, 2022

General

1.

We note your response to comment 1, including "[i]f we are identified as a Commission Identified Issuer for three consecutive years based on our annual reports for fiscal years 2021, 2022 and 2023, the SEC would prohibit our securities from trading on a securities exchange or in the over the counter trading market in the United States the earliest in early 2024. " Please revise here, and elsewhere as appropriate, to acknowledge that you have been identified on the Commission’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa) and revise to acknowledge that under the Accelerating Holding Foreign Companies Accountable Act, the prohibition would be the earliest in early 2023.

The Company respectfully advises the Staff that it will include below revised disclosure in its Registration Statement and/or its 2022 Form 20-F, as applicable, with necessary updates based on the changes of facts or regulations by then, if any. Changes made to address your comment are underlined for the ease of your review.

Key Information Section:

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

Trading in our common shares may be prohibited under the Holding Foreign Companies Accountable Act, or HFCAA, because our auditor is not currently inspected by the U.S. Public Company Accounting Oversight Board (United States), or PCAOB. On December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which contained, among other things, an identical provision. In May 2022, we were identified on SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa). If we are so identified for another two consecutive years, the SEC would prohibit our securities from trading on a securities exchange or in the over the counter trading market in the United States the earliest in early 2024. If the Accelerating Holding Foreign Companies Accountable Act is passed by the U.S. House of Representatives and signed into law, such prohibition would take effect the earliest in early 2023. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.”

June 17, 2022 - Page 4

Risk Factors Section:

The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA.  The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

The second paragraph of this risk factor: On December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which contained, among other things, an identical provision.

The third paragraph of this risk factor: On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the amendments provide notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. In May 2022, we were identified as a Commission-Identified Issuer on SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa) and, as a result, we will be required to comply with the submission or disclosure requirements in our annual report filing covering the fiscal year ending December 31, 2022. If we are so identified for another two consecutive years, the SEC would prohibit our securities from trading on a securities exchange or in the over the counter trading market in the United States the earliest in early 2024. If the Accelerating

June 17, 2022 - Page 5

Holding Foreign Companies Accountable Act is passed by the U.S. House of Representatives and signed into law, such prohibition would take effect the earliest in early 2023. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there is no certainty that any agreement will be reached.

2.	We note your response to comment 3. Please revise the Key Information section to also include appropriate cross-references to the Summary of Risk Factors section.

The Company respectfully advises the Staff that it will include below revised disclosure in its Registration Statement and/or its 2022 Form 20-F, as applicable, with necessary updates based on the changes of facts or regulations by then, if any. Changes made to address your comment above are underlined for the ease of your review.

Key Information Section

Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses

We face various restrictions and limitations that impact our ability to transfer cash between our entities, across borders and to U.S. investors, and our ability to distribute earnings from our business, including our subsidiaries and/or the VIE, to the Company and U.S. investors, as well as the ability to settle amounts owed under the VIE Agreements.

•

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our PRC subsidiary Huanqiuyimeng and its subsidiaries and we may elect to provide such services through the VIE in the future.  As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not carried through our PRC subsidiaries or the VIE, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE.  If any of our PRC subsidiaries or the VIE incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company.  If any of our PRC subsidiaries or the VIE is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

•

Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained.  The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State

June 17, 2022 - Page 6

Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met.  Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans.  See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”

•

PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP.  Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital.  Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.  In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.  See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions under Chinese law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

•

Due to various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we and the VIE may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and the VIE, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3.D. Risk Factors — Summary of Risk Factors — PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore

June 17, 2022 - Page 7

holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”

•

If the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3.D. Risk Factors — Summary of Risk Factors — We may be classified as a ‘resident enterprise’ of China, which may result in unfavorable tax consequences to us and the investors”, “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”

•

In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to VIE Agreements, and the VIE Agreements with the VIE and its shareholders may not be as effective as direct ownership in providing us with control over the VIE. The uncertainty with respect to the validity and enforceability of the VIE Agreements may limit our ability to settle amounts owed under the VIE Agreements. See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

3.

In an appropriate place in your annual report, for example, in your risk factor where you discuss service of process, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate "Enforceability" section that addresses whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

The Company respectfully advises the Staff that it will include the risk factor revised as below in its Registration Statement and/or its 2022 Form 20-F, as applicable, with necessary updates based on the changes of facts or regulations by then, if any. Changes made to address your comment above are underlined for the ease of your review.

Risk Factors Section:

Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.

We are not a Chinese operating company but a Cayman Islands company and majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in China.  Our directors and executive officers are located in the PRC or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Zhilei Tong, our director, and Ruobai Sima, our Chief Financial Officer, are located in the PRC, and Andrew Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may

June 17, 2022 - Page 8

be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or our directors and executive officers, or to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, it may also be difficult, impractical or impossible for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, the VIE and our directors and executive officers, none of whom is resident in the United States and the majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — Enforceability” for more detailed analysis on the enforceability.

The Company respectfully advises the Staff that it will also include a separate “Enforceability” section as below in its 2022 Form 20-F, with necessary updates based on the changes of facts or regulations by then.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. Our directors and executive officers are located in the PRC or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Zhilei Tong, our director, and Ruobai Sima, our Chief Financial Officer, are located in the PRC, and Andrew Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or these individuals, to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws, or to enforce against us, the VIE or our directors and executive officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Item 3.D. Risk factors — Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.”

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We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

Conyers, Dill & Pearman, our counsel as to Cayman Islands law, and Jincheng Tongda & Neal Law Firm, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively, (i) recognize or enforce judgments of United States courts obtained against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers, Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty), or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jincheng Tongda & Neal Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us, the VIE or our directors and executive officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

4.	We note that you define “China,” “Chinese,” and “PRC” to exclude Taiwan and the Special Administrative Regions of Hong Kong and Macau. Please revise your definition to remove such exclusions.

The Company respectfully advises the Staff that it will revise these definitions to remove such exclusions in its Registration Statement and/or its 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

June 17, 2022 - Page 10

Our Corporate Structure, page 4

5.

We note from your response dated February 22, 2022 that an entity named Beijing Miusi Education Co., Ltd. is included within the diagram however it is not included within the diagram here. Please advise.

Beijing Miusi Education Co., Ltd. (“Beijing Miusi”) remains a wholly owned subsidiary of Huanqiuyimeng. The reason for not including Beijing Miusi within the corporate structure diagram in the Company’s 2021 Form 20-F is that it is no longer a significant subsidiary as defined in rule 1-02(w) of Regulation S-X of the Company. Beijing Miusi is mainly engaged in overseas study tour business, which contributed more than 10% of the Company’s consolidated revenue prior to the outbreak of COVID-19, but such business was severely impacted during the pandemic and only contributed 1.59% of the Company’s consolidated revenue in the fiscal year 2021. It does not meet the other standards under rule 1-02(w) of Regulation S-X either. As Huanqiuyimeng also has other wholly or majority owned subsidiaries (also not significant subsidiaries), it would be a bit confusing if only Beijing Miusi is separately identified in the diagram. In light of the foregoing, to give investors a better understanding of the corporate structure of the Company, the Company revised the diagram in its 2021 Form 20-F by removing Beijing Miusi and adding a brief description in the footnote to the diagram (Footnote (4)) of the wholly or majority owned subsidiaries of Huanqiuyimeng, all of which are omitted in the diagram as they are not significant subsidiaries for fiscal year 2021.

***

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +852-3551-8690, or by email at ning.zhang@morganlewis.com.

Sincerely,

/s/ Ning Zhang

Mr. Ning Zhang

of Morgan, Lewis & Bockius LLP

cc:Mr. Ruobai Sima

ATA Creativity Global

Mr. Max Ma

KPMG Huazhen LLP